Gilat Satellite Networks Ltd.
21 Yegia Kapayim St.
Petach Tikva, Israel 49130

 November 26, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:          Gilat Satellite Networks Ltd.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
                File No.  000-21218

Dear Mr. Spirgel

We are submitting this letter in response to your letter dated October 24,2014, in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 20-F for the year ended December 31, 2013 filed by Gilat Satellite Networks Ltd. (the “Company”) on March 31, 2014.

Set forth below are our responses to the comments.  For your convenience, the text of each comment is reproduced in italics before our response.

Item 5: Operating and Financial Review and Prospects, page 40
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 47

1.  To provide greater context, please expand your narrative discussion on pages 47 and 48. We note several competitive trends impacting the network communications industry under your risk factor and overview sections. However, please supplement your financial disclosure with more in-depth analysis of events and developments affecting your operations. By way of example, include more robust disclosure of the factors driving decreased commercial sales and the nature of “certain international transactions” that yield higher margins in your defense segment.

In future filings, the Company will provide expanded narrative disclosure. The disclosure comparing 2013 results to 2012 results will be revised as follows:

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues.

Revenues in 2013 decreased by approximately $36.7 million compared to 2012, representing a decrease of 13.5%. The decrease of $36.7 million was attributable to a decrease of $17.3 million, $7.2 million and $12.2 million in our Commercial, Defense and Services divisions, respectively.

In our Commercial Division, revenues decreased by approximately $17.3 million in 2013 compared to 2012. The decrease was primarily attributable to the decrease in our Latin American and Asian revenues of $14.9 million and $2.1 million, respectively. The decrease in Latin American revenues is mainly attributable to a delay in two projects, whose revenues were shifted to 2014. The delays in the two projects in our Commercial Division were due to a delay in the selling process to the customers. The agreements closed later than anticipated and therefore the delivery of the projects was at least partly delayed to 2014, resulting in significantly lower revenues in 2013 than expected from these projects.

In our Defense Division, revenues decreased by approximately $7.2 million in 2013 compared to 2012. The decrease is mainly attributable to the slowdown in Wavestream revenues in the first half of 2013 that resulted from the U.S. DoD sequestration and government shut down in the U.S.

In our Services Division, revenues decreased by approximately $12.2 million in 2013 compared to 2012. The decrease is mainly attributable to decreased revenues from the Compartel project in Colombia, which ended on March 31, 2013, which was partially offset by increased revenues in Peru attributable mainly to a substantial equipment sale.

 We derived approximately 57% of our revenues from equipment sales and 43% from services in 2013 and in 2012.

Gross profit.

Our gross profit is affected year-to-year by the mix of revenues between equipment and services (where equipment sales generally have a higher margin), the regions in which we operate, the size of our transactions and the timing in which such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit decreased mainly due to the decrease in overall sales. Our gross profit margin decreased to 33.9% in 2013 from 36.1% in 2012. The decrease in our gross profit margin in 2013 is attributable to the decrease in our overall sales and specifically to decreased equipment sales in 2013 compared to 2012. In general, as a result of the fixed cost component in our costs of goods sold, the decrease in overall sales resulted in a significant decrease in overall gross margin, as further discussed below.

Our gross profit from our Commercial Division decreased mainly due to the decrease in revenues. In addition, the decrease in revenues from equipment sales was significantly higher than the decrease in our revenues from services, which have a lower gross margin. Accordingly, the change in the mix of revenues with services revenues increasing as a percentage of total revenues resulted in a decrease in the gross margin of the total division. In addition, there was a significant decrease in our equipment gross margin due to the decrease in revenues and the continuing fixed cost component of our costs of goods sold.

In our Defense Division, the increase in our gross profit is mainly attributable to certain international sales transactions which carried higher margins. In 2012, the portion of the sales of products to US DoD systems integrators, which have a lower gross margin, out of the total sales was higher than in 2013. In 2013, a higher proportion of our equipment sales and related services were made directly to end customers in the international market (not related to the US DoD) and included different equipment  and related services than those sold to the US DoD, which carried higher gross margins. In addition, there was a significant increase in our services gross margin due to the increase in services revenues and the continuing fixed cost component of our costs of services.

Our gross profit from our Services Division decreased mainly due to the decrease in revenues. This decrease was slightly offset by an increase in our gross profit margin attributable to the increase in equipment sales, which was offset by the significant decrease in revenues generated from services, which have a lower gross margin.  The increase in equipment sales is attributable to a substantial equipment transaction in Peru. In addition, the gross margin from services decreased substantially since we continued to incur fixed costs during 2013, while our revenues from the Compartel project in Colombia ended on March 31, 2013, resulting in lower revenues for the entire year.

Revenues, page 47

2.  Per your disclosure, the revenue decline in the Commercial Division was caused by a “revenue decrease in Latin America which was attributable to a delay in two projects, which revenues were shifted in 2014.” Notwithstanding, you reported on page 60 that you received significant advance payments from customers, mainly in Latin America. Please tell us the reasons for the delay (i.e., funding, performance, etc.) and why you received significant advance payments despite the project delay. Further tell us the nature of these contracts which require significant advance payments and your basis for the timing and measurement of related revenues.

The two projects in Latin America (included in our Commercial Division) which were delayed to 2014 and to which we referred in our disclosure are unrelated to the advance payments we received. The advance payments were mainly derived from three customers in Latin America, a customer of our Services Division and two Commercial Division customers.

The delay in the two projects in our Commercial Division was due to a delay in the selling process to the customers compared to our earlier expectations and revenue forecast for the year. The agreements were closed later than we anticipated and therefore most of the delivery of the projects was delayed to 2014, resulting in significant lower than expected revenues in 2013.

With respect to the advance payments noted above, a large part of the advance payments was received at the end of December, 2013 and is related to a contract that was awarded in December 2013 by the Peruvian government (through Fondo de Inversion en Telecommunications, or FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The approximately $30 million contract is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path. As of December 31, 2013, we had not started construction of the network, nor provided any other component under this project. Accordingly, no revenues were recognized in 2013. This project required the acquisition of a significant amount of equipment and third party services in the construction phase and therefore the agreement provides for substantial advance payments for the financing of such equipment acquisitions and services. The revenue recognition related to this project is described in our answer to question 5 of this letter.

The other two projects for which we received significant advances from customers were for the delivery of equipment and services, for which none of the components were delivered as of December 31, 2013. These two projects, which are substantial and require significant amounts of equipment purchases, provide for substantial advance payments. Revenues from equipment were recognized in 2014 upon delivery in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, as described in our revenue recognition policy. Service revenues were recognized as the services were performed, as described in our revenue recognition policy.

Gross profit, page 48

3. In the Defense Division, please tell us the nature of certain high margin international transactions, which caused its gross profit margin to increase, despite the revenue slowdown caused by the US DoD sequestration and government shutdown.

The relatively high margin in the international transactions relates to the mix of products and services in the Defense Division. In 2012, the portion of sales of products to US DoD systems integrators, which have a lower gross margin, out of the total sales was higher than in 2013. In 2013, a higher proportion of our equipment sales and related services were made directly to end-customers in the international market (not related to the US DoD) and included different equipment and related services which carried higher gross margins than those sold to the US DoD.. In addition, there was a significant increase in our services gross margin due to the increase in services revenues while the continuing fixed costs component of carrying these services generally remained at the same level.

Consolidated Statements of Cash Flows, page F-8

4. Please revise your presentation to reconcile (consolidated) net loss to net cash provided by operating activities. Refer to ASC 230-10-45-28.

The Company respectfully acknowledges the Staff's comment and in future fillings will revise the presentation to reconcile (consolidated) net loss to net cash provided by operating activities as required by ASC 230-10-45-28.

Note 2: – Significant Accounting Policies
n. Revenue recognition, page F-21

5- We note your disclosure on page 9 concerning contracts with governments around the world for a significant portion of your revenues. We also note your recent awards, such as the $30 million contract from the Peruvian government for network construction, operation, and related services for 10 years. You also disclosed that as of December 31, 2013, you had a backlog of $228 million for equipment sales and revenues from multi-year service contracts. It does not appear that your accounting for these types of contracts is covered by the policies disclosed hereunder. Please tell us and disclose your basis of accounting for multi-year construction contracts. Refer to your basis in the accounting literature.

As disclosed, we have multi-year service contracts with governments, especially in Peru and Colombia, under which we provide the construction of infrastructure and its maintenance and the provision of internet, data and telephony services. These contracts usually include the construction of the network sites and their operation.

For revenue recognition we analyze each contract to determine the appropriate revenue recognition method which might include the sale of products, the provision of services, sales-type or operating lease or any combination of such multiple element arrangements (all of these types of revenue recognition methods are described in our description of our accounting policies).

When we conclude that an agreement is considered an operating lease and a service agreement, we recognize revenues from the contract ratably over the contract period, starting on the date the provision of the services begins. This is described under our revenue recognition policy “Revenue from products and services under operating leases of equipment is recognized ratably over the lease period, in accordance with ASC 840”.

For sales-type lease agreements that also include services, we allocate the revenues mainly to two deliverables, the delivery of the products and the operations of the sites, using the relative selling prices of each of the deliverables, pursuant to the guidance of ASU 2009-13. In such case, revenues from products sales are recognized upon installation of the sites (or upon delivery of the equipment, in cases where the customer obtains its own or other installation services). Revenues from operating the sites are recognized ratably over the service period. This is described in our discussion of our revenue recognition policy.

It should be noted that at the end of December 2013 we were awarded a $30 million contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract is for construction of the network, its operation for 10 years and the provision of services to 77 villages along the network’s path. As of December 31, 2013, we had not yet started any of the construction of the network, nor delivered any component under this project. In 2014, we started recognizing revenues from this contract. We have concluded that for this contract the construction of the sites should be accounted as a construction contract under the provisions of ASC 605-35, "Construction-Type and Production-Type Contracts" using the percentage of completion method, measuring progress towards completion based on the ratio of costs incurred to total estimated costs, followed by a service contract for which revenues will be recognized over the service period. Amounts allocated to the construction and the service components were allocated using the relative selling prices, pursuant to the guidance of ASU 2009-13. The reason for using the percentage-of-completion method for recognizing revenues from this particular contract is that this project is different in its nature as it includes deployment and operation of microwave infrastructure and wireless service, and involves significant construction based on the customer's specifications.

Since revenues under percentage of completion will be recognized in 2014, the following disclosure will be added to our revenue recognition policy in 2014:

Revenues from contracts in which we provide construction or production of products (“Production-Type Contracts”) which are significantly customized  to the buyer's specifications  are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". In Production-Type Contracts under which we produce units of a basic product in a continuous or sequential production process, we recognize revenues based on the units-of-delivery method, recognizing revenue and cost for each unit on the date that unit is delivered. In other Production-Type Contracts, that require significant construction and customization to the customer's specifications, we recognize revenues using the percentage-of-completion method of accounting based on the input measure by using the ratio of costs related to construction performance incurred to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Note 11:- Taxes on Income, page F-52

6. - Please tell us why you incurred a significant domestic loss relative to foreign income during 2013.

The domestic loss we incurred in 2013 relative to foreign income is due to transfer pricing regulations. According to transfer pricing regulations in all jurisdictions, in inter-company activities the related parties should consummate the inter-company transactions using arm’s length prices. Each party should be compensated in such transactions based on the functions, risks and intangibles which it carries. A related company which has no intellectual property (“IP”) and provides marketing or research and development services, for instance, should be compensated on a cost plus basis and therefore is expected to be a profitable entity at all times. The owners of the IP, on the other hand, bear the substantial risks related to their products, including all risks related to its R&D activities, success or failure of its product development efforts, intellectual property indemnification and a change in regulations that may adversely affect the environment in which it operates. Therefore, all profits and losses, other than the small profits that should be left with the entities with no IP, reside with the entities who own the IP. As a result, in the event of a very profitable year for the Company on a consolidated basis, the entities who own the IP will enjoy a substantial profit and in the event of a year with a consolidated loss, the entities who own the IP will usually have a higher loss than the loss incurred on a consolidated basis.

We incurred significant domestic losses  relative to foreign income during 2013 since the IP of the group is mainly owned by Gilat, the parent company, while the foreign entities of the group include: (i) entities with no IP that should be profitable according to transfer pricing and tax regulations; (ii) Wavestream, which is an entity that owns its IP and is profitable; and (iii) the service segment which was the only profitable segment in 2013 due to the governmental projects in Peru and in Colombia. The main risks of operation of the group therefore reside with the domestic (Israeli) parent company. Since the Company on a consolidated basis incurred a loss before taxes on income from continuing operations of $10,332,000, the parent domestic company ended up incurring a loss.

In the years 2011 and 2012 our Company recorded domestic income before taxes on income from continuing operations due to one-time items recorded under other income in our financial statements. Without these non-recurring items, we would have incurred a domestic loss in both of those years. The foreign loss in those years resulted from an impairment of goodwill and intangible assets which did not occur in 2013. Without these impairments, we would have generated foreign income in both of those years.

On behalf of our Company I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions please do not hesitate to contact me at (+972) 3-9252264 or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at (212) 238-8605.

Very truly yours, Yaniv Reinhold, Chief Financial Officer

cc: Steven J. Glusband (by email)